Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 18, 2013
Registration No. 333-191246
Relating to the Preliminary Prospectus dated October 18, 2013

This free writing prospectus relates to the public offering of American Depositary Shares of Mazor Robotics Ltd., and should be read together with the preliminary prospectus included in the Registration Statement on Form F-1 (File No. 333-191246), which may be accessed for free by visiting EDGAR on the SEC website at www.sec.gov.

Mazor Robotics Announces Public Offering of American Depositary
Shares and Preliminary Third Quarter Financial Results

CAESAREA, Israel – October 18, 2013 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQCM: MZOR), (the “Company”) the developer of Renaissance™, an innovative surgical guidance system and its complementary products, announced today that it is offering to sell up to 2,000,000 American Depositary Shares (“ADSs”) in an underwritten public offering. All of the shares in the offering will be sold by the Company.

Barclays Capital Inc. is acting as sole book-running manager with Ladenburg Thalmann & Co. Inc., JMP Securities LLC and First Analysis Securities Corporation acting as co-managers of the offering. Mazor expects to grant the underwriters a 30-day option to purchase up to 300,000 additional ADSs at the offering price. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission (the "SEC") but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before investing, please read the prospectus in the registration statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and the offering. These documents are available on the SEC Web site at www.sec.gov. A preliminary prospectus relating to the offering has been filed with the SEC and is available on the SEC's website at www.sec.gov. Copies of the preliminary prospectus may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, New York 11717, or by email at barclaysprospectus@broadridge.com, or by calling (888) 603-5847.

Additionally, although complete financial information and operating data is not available, based on information currently available, Mazor also announced certain preliminarily financial estimates for the nine and three months ended September 30, 2013, subject to completion of its quarterly financial closing. There can be no assurance that the actual financial results for the three and nine months ended September 30, 2013 will be identical to the preliminary estimates set forth below, and any variation between the Company’s actual results and the estimates set forth below may be material.

The Company expects to report revenue of approximately $14.2 million for the nine months ended September 30, 2013 compared to $9.4 million in the nine months ended September 30, 2012. In the first nine months of 2013, the Company sold a total of 16 Renaissance systems and one system upgrade compared to 12 systems in the first nine months of 2012 and has now a clinical installed base of 56 systems (including its predecessor to Renaissance) globally, of which 30 are in the United States. Based on the Company’s expected 2013 third quarter revenue, revenue for the three months ended September 30, 2013 is estimated to be approximately $3.0 million compared to $4.1 million in the three months ended September 30, 2012. During the three months ended September 30, 2013, the Company sold two Renaissance™ systems and one system upgrade compared to five systems during the three month period ended September 30, 2012. The two systems were sold to Doctor’s Hospital of Sarasota (FL) and Neuroproject Ltd., the Company’s distributor in Russia, which will place the system in a leading Moscow hospital.

During the three months ended September 30, 2013, the Company’s sales and marketing efforts were focused on securing orders from large healthcare corporations and integrated delivery networks. Discussions regarding the purchase of Renaissance systems with these potential customers are ongoing as of this date.

As of September 30, 2013, the Company also expects to report $22.9 million in cash, cash equivalents and marketable securities and no long-term debt. The estimates above represent the most current information available to management and are not necessarily indicative of any future period beyond the quarter ended September 30, 2013.  The Company expects its closing procedures with respect to the nine and three months ended September 30, 2013 to be completed in November 2013.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Mazor Robotics, and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mazor
Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, our expectations regarding our financial results for the three and nine months ended September 30, 2013 and our proposed public offering of ADSs, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. In particular, Mazor has not completed its regular quarter-end financial closing procedures,  There are other important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC).  For more details, refer to Mazor's SEC filings and the amendments thereto, including its Registration Statement on Form 20-F filed on May 10, 2013 and its Current Reports on Form 6-K. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717.